Insider Trading Policy
1. Permitted Trading Periods
Standard Trading Window. All Insiders (as defined below) and directors of the Company, and family members who share their households (collectively, “restricted persons”), may only trade Company securities during the period commencing on the Trading Day following two full Trading Days after the public release of quarterly financial results and ending on the Trading Day that occurs at least seven calendar days before the end of the subsequent quarter, unless they have been informed that trading has been suspended due to a special blackout period.

For the purpose of this Policy, the term “Insider” means (a) the Directors, the Chief Executive Officer and employees that reports directly to the Chief Executive Officer (the “Executive Leadership Team”) and employees identified by the Executive Leadership Team as the “Senior Leadership Team”, (b) any person that has access to consolidated reporting results, including employees of the financial reporting and actuarial departments and (c) any other persons identified by the Chief Executive Officer, Chief Financial Officer and the Chief Legal Officer of the Company, who are likely to be in possession of material non-public information (or “MNPI”). See Section 2 for a description of what constitutes “material non-public information.”
Special Blackout Periods. From time to time, certain individuals may be prohibited from trading in Company securities even during the standard trading windows, in the discretion of the Chief Executive Officer, the Chief Financial Officer and the Chief Legal Officer. In this situation, the Chief Legal Counsel may notify certain persons that they are prohibited from trading in Company securities, with or without disclosing the reason for the restriction. While such event-specific MNPI remains non-public, identified Insiders are prohibited from trading in the Company’s securities and are prohibited from discussing the existence of a special blackout to any third parties and the existence of any special black-out period will not be announced to the Company as a whole. Individuals notified of the existence of a special blackout should not communicate it to any other person.
The applicability of the trading windows and any special blackout periods should not be confused with the broader prohibition on trading while in possession of MNPI. No employee may trade Company securities at any time if such person possesses MNPI about the Company. If an employee is in possession of MNPI, the individual cannot trade for at least two full Trading Days after such MNPI has become generally available in marketplace.
2.    Prohibition Against Trading on Material Non-public Information
During the course of your service at the Company, you may become aware of MNPI.
“Material information” refers to any information, positive or negative, which might be of significance to an investor, as part of the total mix of available information, in determining whether to purchase, sell or hold Company securities. Materiality involves a relatively low threshold and, therefore, it is not possible to describe all types of information that might constitute “material” information. Information dealing with the following subjects is reasonably likely to be deemed “material” in particular situations:
*Financial performance, especially quarterly and year-end earnings;
*Significant changes in financial performance outlook or liquidity of the Company as a whole or of a reporting segment of the Company’s business;
*Imminent or potential adverse changes in the Company’s credit rating by a rating agency;
*Significant underwriting losses caused by natural catastrophes or other events;
*Company projections that significantly differ from external expectations;
*Significant write-downs in assets or increases in reserves;
*Developments regarding significant litigation or government agency investigations;

*Changes in earnings estimates or unusual gains or losses in major operations;
*Major changes in the Company’s management or the board of directors;
*Extraordinary borrowings;
*Possible proxy contests;
*Major changes in accounting methods or policies;
*Award or loss of a significant contract;
*Cybersecurity risks and incidents, including vulnerabilities and breaches;
*Anticipated sales of securities by large stockholders;
*The contents of forthcoming publications that may affect the market price of Company securities;
*Statements by stock market analysts regarding the Company and/or its securities;
*Proposals, plans or agreements, even if preliminary in nature, involving material mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and
*Stock splits, public or private securities/debt offerings or changes in Company dividend policies or amounts.

Note that this list is merely illustrative and not exhaustive. Material information is not limited to historical facts but may also include projections and forecasts. When in doubt about whether particular non-public information is material, you should either (i) consult the Chief Legal Officer before making any decision to trade in or recommend securities to which that information relates or (ii) assume that the information is material.
“Non-public” information is any information which has not yet been disclosed generally to the marketplace. As a rule, you should be able to point to some fact to show that the information is generally available for the information to be deemed public; for example, issuance of a press release by the Company, announcement of the information in a news publication or through a securities filing. Even after the Company has released information to the press or the information has been reported, at least two full Trading Days must elapse before you trade in Company shares. For the purposes of this policy, a “Trading Day” shall mean any day on which the New York Stock Exchange is open for trading. Two “full” Trading Days has elapsed when, after the public disclosure, trading in the relevant security has opened and then closed. For example, if the Company issues a press release containing material information at 6:00 p.m. on a Tuesday, and the New York Stock Exchange is open for trading on Wednesday, persons subject to this policy shall not be permitted to trade in Company shares until Friday. If the Company issues a press release containing material information at 6:00 p.m. on a Friday, and the New York Stock Exchange is open for trading on Monday, persons subject to this policy shall not be permitted to trade in Company shares until Wednesday.

If you are aware of MNPI regarding the Company, you are prohibited from trading in Company securities unless such trade is made pursuant to a properly qualified, adopted and submitted Rule 10b5-1 trading plan. It is not a defence that you did not “use” the non-public information for purposes of the transaction. You also are prohibited from giving “tips” on MNPI, which means directly or indirectly disclosing such information to any other person, including family members and relatives, so that they may trade in Company securities. Furthermore, if you learn MNPI about another company with which the Company does business, such as a supplier, customer or joint venture partner, or you learn that the Company is planning a major transaction with another company (such as an acquisition), you must not trade in the securities of the other company until such information has been made generally available in the marketplace for at least two full Trading Days.
3.    Rule 10b5-1 Trading Plans
Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), provides an affirmative defence against a claim of insider trading if an insider’s trades are made pursuant to a written plan that was adopted in good faith at a time when the insider was not aware of MNPI. It is the Company’s policy that directors of the Company and employees who have received permission from the Chief Legal Officer may make trades pursuant to a Rule 10b5-1 plan provided that (i) such plan meets the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) and (ii) such plan was approved by the Chief Legal Officer. If the plan meets the requirements of Rule 10b5-1 and is approved by the Chief Legal Officer, transactions in securities of the Company may occur even when the person who has entered into the plan is aware of MNPI.
To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Chief Legal Officer and meet the requirements of Rule 10b5-1 and this Policy. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of MNPI. A Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. Once a Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. A Rule 10b5-1 Plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of ninety (90) days after the adoption of a Rule 10b5-1 Plan or two (2) business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which a Rule 10b5-1 Plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of a Rule 10b5-1 Plan), and for persons other than directors or officers, thirty (30) days following the adoption or modification of a Rule 10b5-1 Plan. A person may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 Plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their Rule 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan. If a 10b5-1 Plan is terminated, no new 10b5-1 Plan may be adopted within three months of such termination. Any changes to the amount, price or timing of trades under an existing 10b5-1 Plan constitute the termination of such plan and the adoption of a new 10b5-1 Plan. An employee must promptly notify the Company’s Chief Legal Officer of any amendments to, or the termination of, a 10b5-1 Plan.
4.    Preclearance & Notification
In order to minimize the risk of an inadvertent violation of the foregoing policy, it is the Company’s policy that before buying or selling any securities of the Company, even within the window period, all Executive Leadership Team, Insiders who own over 100,000 shares in the Company and directors must preclear the transaction via the following process:
Email preclearance request to preclearance@siriuspt.com.
The Chief Legal Officers, in consultation with the CEO, CFO and Head of IR or each of their designees, will confirm or deny clearance
Clearance of a transaction is valid for a 48-hour period only
If the transaction order is not placed within that 48-hour period, clearance for the transaction must be requested again. If clearance of the transaction is denied, the fact of such denial must be kept confidential by you.
5.    Restrictions on Hedging and Short Sales
You and your family members who share your household may not enter into hedging or monetization transactions or similar arrangements with respect to Company shares, including the purchase or sale of puts or calls or the use of any other derivative instruments. In addition, you and your family members who share your household may not, under any circumstances, trade options for, or sell “short,” Company shares.

6.    Margin Accounts and Pledging
Securities held in a margin account or pledged as collateral for a loan may be sold without your consent (i) by the broker if you fail to meet a margin call or (ii) by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of MNPI may, under some circumstances, result in unlawful insider trading. Because of this danger, you may not hold Company securities in a margin account nor pledge Company securities as collateral for a loan.
7.    Confidentiality
Company personnel should not discuss internal matters or developments with anyone outside of the Company, except as required in the performance of regular job requirements.

This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by customers (except for ordinary-course discourse), the press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made by authorized spokespersons of the Company. The authorized spokespersons of the Company include the Chief Executive Officer, the Chief Financial Officer, or the Head of Investor Relations. Unless you are expressly authorized you should decline comment and refer inquiries to the Head of Investor Relations.
THESE ARE VERY SERIOUS MATTERS. INSIDER TRADING IS ILLEGAL AND CAN RESULT IN CIVIL AND/OR CRIMINAL PENALTIES. EMPLOYEES WHO VIOLATE THIS POLICY MAY BE SUBJECT TO DISCIPLINARY ACTION BY THE COMPANY, INCLUDING DISMISSAL. IF YOU HAVE ANY QUESTION ABOUT THE POLICY PLEASE SEEK CLARIFICATION FROM THE CHIEF LEGAL OFFICER.
8.    Policy Approval
Adopted by the Board of Directors of SiriusPoint Ltd. effective as of 23 January 2024.